

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2014

<u>Via E-mail</u>
Victor Petrone
Chief Executive Officer
Petrone Worldwide, Inc.
3844 Pine Lake Drive
Weston, FL 33332

Re: Petrone Worldwide
Amendment No. 2 to Form 10-12G
Filed July 31, 2014
File No. 000-30380

Dear Mr. Petrone:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor